SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                           FORM U-6B-2
                   Certificate of Notification
                               of
             The Connecticut Light and Power Company

           with respect to Issuance of Debt Securities


  Certificate is filed by:  The Connecticut Light and Power Company
                        (the "Company").

     This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.    Type of the security or securities:   $130,000,000 of First and
                                             Refunding Mortgage Bonds,
                                             2004 Series B, due 2034,
                                             bearing interest at 5.75%

2.    Issue, renewal or guaranty:            Issue


3.    Principal amount of each security:     $130,000,000 aggregate
                                             principal amount

4.    Rate of interest per annum of each security:    5.75%


5.    Date of issue, renewal or guaranty of each   Issued September
      security:                                    17, 2004



6.    If renewal of security, give date of original issue: N/A


7.    Date of maturity of each security:    September 15, 2034


8. Name of the person to whom each security was issued, renewed or guaranteed: Public offering underwritten by Barclay's Capital, Inc., J.P. Morgan Securities Inc, Banc of America Securities LLC, BNY Capital Markets, Inc., Wachovia Capital Markets LLC and Wedbush Morgan Securities Inc.


9.    Collateral given with each security, if any: N/A

10.   Consideration received for each security:  $127,925,200 in the aggregate

11.   Application of proceeds of each security:
      (i) to refinance short-term debt of the Company previously incurred in the ordinary course of business, (ii) to finance capital expenditures and (iii) for general corporate purposes.


12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

      a.   the provisions contained in the first sentence of Section
           6(b):

      b.   the provisions contained in the fourth sentence of Section
           6(b):

      c.   the provisions contained in any rule of the Commission other
           than Rule U-48:     X

13.   If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence
      of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of
      nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more
      than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.
      (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a)
      of the Act granted by the first sentence of Section 6(b)).    N/A


14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: N/A


15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:

                              Rule 52

                   [SIGNATURE PAGE TO FOLLOW]

                                 THE CONNECTICUT LIGHT AND
                                 POWER COMPANY



                                 By   /s/ Randy A. Shoop
                                      Randy A. Shoop
                                      Treasurer

Date:  September 24, 2004